UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                For the quarterly period ended September 30, 2000

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                                    TK House
                             Bayside Executive Park
                          West Bay Street & Blake Road
                       P.O. Box AP-59213, Nassau, Bahamas
                     (Address of principal executive office)




         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F      X       Form 40- F
                           -------                 ----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes               No      X
                           --------        ----------


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

          REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2000


                                      INDEX



PART I:   FINANCIAL INFORMATION                                            PAGE

Item 1.  Financial Statements

         Independent Accountants' Report......................................3

         Consolidated Statements of Income and Retained Earnings
         for the three and nine months ended September 30, 2000 and 1999......4

         Consolidated Balance Sheets
         September 30, 2000 and December 31, 1999.............................5

         Consolidated Statements of Cash Flows
         for the nine months ended September 30, 2000 and 1999................6

         Notes to Consolidated Financial Statements...........................7

         Schedule A to the Consolidated Financial Statements.................11


Item 2.  Management's Discussion and Analysis of Financial Condition
         and Results of Operations...........................................15

Item 3.  Market Rate Risks...................................................21

PART II: OTHER INFORMATION...................................................22

SIGNATURES...................................................................23

              INDEPENDENT ACCOUNTANTS' REPORT ON REVIEW OF INTERIM
                              FINANCIAL INFORMATION

To the Shareholders and Board of Directors of Teekay Shipping Corporation

We have reviewed the accompanying consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of September 30, 2000, and the related consolidated statements of income and retained earnings for the three and nine month periods ended September 30, 2000 and 1999, and the related consolidated statements of cash flows for the nine month periods ended September 30, 2000 and 1999. Our review also included the financial schedule listed in Index Item 1. These financial statements and schedule are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 1999, and the related consolidated statements of income and retained earnings, and cash flows for the nine month period then ended, not presented herein, and in our report dated February 11, 2000, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet and related schedule as of December 31, 1999, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.



Nassau, Bahamas,                                           /s/ ERNST & YOUNG
October 25, 2000                                           Chartered Accountants

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
            (in thousands of U.S. dollars, except per share amounts)

                                                            Three Months Ended             Nine Months Ended
                                                              September 30,                  September 30,
                                                             ---------------                ---------------
                                                            2000          1999             2000          1999
                                                            ----          ----             ----          ----
                                                             $              $                $             $
                                                                (unaudited)                    (unaudited)

NET VOYAGE REVENUES
Voyage revenues                                           238,686          136,932        622,148        328,570
Voyage expenses                                            63,791           49,138        184,566         99,859
----------------------------------------------------- ----------------- -------------- -------------- --------------

Net voyage revenues                                       174,895           87,794        437,582        228,711
----------------------------------------------------- ----------------- -------------- -------------- --------------

OPERATING EXPENSES
Vessel operating expenses                                  31,161           36,256        100,653         81,840
Time-charter hire expense                                  14,218           10,783         40,298         27,433
Depreciation and amortization                              25,249           24,287         74,915         65,958
General and administrative                                  8,930            9,616         27,511         24,080
----------------------------------------------------- ----------------- -------------- -------------- --------------
                                                           79,558           80,942        243,377        199,311
----------------------------------------------------- ----------------- -------------- -------------- --------------

Income from vessel operations                              95,337            6,852        194,205         29,400
----------------------------------------------------- ----------------- -------------- -------------- --------------

OTHER ITEMS
Interest expense                                          (18,022)         (15,972)       (57,287)       (36,477)
Interest income                                             2,277            2,058          9,667          5,048
Other income (loss) (note 8)                                1,260           (1,663)           953         (4,092)
----------------------------------------------------- ----------------- -------------- -------------- --------------
                                                          (14,485)         (15,577)       (46,667)       (35,521)
----------------------------------------------------- ----------------- -------------- -------------- --------------

Net income (loss)                                          80,852           (8,725)       147,538         (6,121)
Retained earnings, beginning of the period                454,416          440,825        404,130        451,829
----------------------------------------------------- ----------------- -------------- -------------- --------------
                                                          535,268          432,100        551,668        445,708
Dividends declared                                         (8,210)          (8,184)       (24,610)       (21,792)
----------------------------------------------------- ----------------- -------------- -------------- --------------

Retained earnings, end of the period                      527,058          423,916        527,058        423,916
----------------------------------------------------- ----------------- -------------- -------------- --------------

Earnings (loss) per common share (note 6)
     - Basic                                                 2.10           (0.23)          3.85            (0.18)
     - Diluted                                               2.02           (0.23)          3.77            (0.18)
----------------------------------------------------- ----------------- -------------- -------------- --------------

The accompanying notes are an integral part of the consolidated financial statements.


                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)


                                                                                   As at                As at
                                                                               September 30,         December 31,
                                                                                   2000                  1999
                                                                                   ----                  ----
                                                                                     $                    $
                                                                                     -                    -
                                                                                (unaudited)          (unaudited)

      ASSETS
      Current
      Cash and cash equivalents                                                  219,721                220,327
      Accounts receivable                                                         45,572                 30,753
      Prepaid expenses and other assets                                           37,111                 29,579
      -------------------------------------------------------------------- ---------------------- -------------------

      Total current assets                                                       302,404                280,659
      -------------------------------------------------------------------- ---------------------- -------------------

      Marketable securities (note 2)                                              17,069                  6,054
      Vessels and equipment
           at cost, less accumulated depreciation of $664,704
           (December 31, 1999 - $624,727) (note 5)                             1,621,569              1,666,755
      Investment in  joint venture                                                21,667                 19,402
      Other assets                                                                15,456                  9,814
      -------------------------------------------------------------------- ---------------------- -------------------

                                                                               1,978,165              1,982,684
      -------------------------------------------------------------------- ---------------------- -------------------

      LIABILITIES AND STOCKHOLDERS' EQUITY
      Current
      Accounts payable                                                            23,173                 20,431
      Accrued liabilities                                                         44,215                 39,515
      Current portion of long-term debt (note 5)                                  83,861                 66,557
      -------------------------------------------------------------------- ---------------------- -------------------

      Total current liabilities                                                  151,249                126,503
      -------------------------------------------------------------------- ---------------------- -------------------
      Long-term debt (note 5)                                                    839,096              1,018,610
      Other long-term liabilities                                                  8,295                  3,400
      -------------------------------------------------------------------- ---------------------- -------------------

      Total liabilities                                                          998,640              1,148,513
      -------------------------------------------------------------------- ---------------------- -------------------
      Minority interest                                                            3,800                  2,104
      Stockholders' equity
      Capital stock (note 6)                                                     448,667                427,937
      Retained earnings                                                          527,058                404,130
      -------------------------------------------------------------------- ---------------------- -------------------

      Total stockholders' equity                                                 975,725                832,067
      -------------------------------------------------------------------- ---------------------- -------------------

                                                                               1,978,165              1,982,684
      -------------------------------------------------------------------- ---------------------- -------------------

      Commitments and contingencies (note 7)

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                                            Nine Months Ended September 30,
                                                                                2000                 1999
                                                                                ----                 ----
                                                                                  $                   $
                                                                                       (unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)                                                            147,538                 (6,121)
Adjustment to reconcile net income (loss) to net cash flow from operating activities:
     Depreciation and amortization                                            74,915                 65,958
     Equity income (net of dividends received of $2.98 million)               (2,319)                     -
     Future income taxes                                                       1,500                  1,500
     Loss on disposition of assets                                             1,004                      -
     Other - net                                                                (316)                   (63)
Change in non-cash working capital items related to
  operating activities                                                       (12,969)                (2,578)
------------------------------------------------------------------------ -------------------- ------------------

Net cash flow from operating activities                                      209,353                 58,696
------------------------------------------------------------------------ -------------------- ------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                  11,000                 50,000
Scheduled repayments of long-term debt                                       (27,484)               (16,586)
Prepayment of long-term debt                                                (145,726)               (10,000)
Proceeds from stock options exercised                                         20,710                      -
Cash dividends paid                                                          (24,590)               (21,771)
Other                                                                          3,395                   (605)
------------------------------------------------------------------------ -------------------- ------------------

Net cash flow from financing activities                                     (162,695)                 1,038
------------------------------------------------------------------------ -------------------- ------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                       (35,705)               (39,914)
Expenditures for drydocking                                                   (8,125)                (3,699)
Proceeds from disposition of assets                                            9,713                      -
Net cash acquired through purchase of Bona Shipholding Ltd. (note 9)               -                 51,774
Acquisition costs related to purchase of  Bona Shipholding Ltd. (note 9)      (2,247)                (6,231)
Proceeds on sale of available-for-sale securities                                  -                 21,029
Purchases of available-for-sale securities                                   (10,900)                     -
------------------------------------------------------------------------ -------------------- ------------------

Net cash flow from investing activities                                      (47,264)                22,959
------------------------------------------------------------------------ -------------------- ------------------

(Decrease) increase in cash and cash equivalents                                (606)                82,693
Cash and cash equivalents, beginning of the period                           220,327                 66,133
------------------------------------------------------------------------ -------------------- ------------------

Cash and cash equivalents, end of the period                                 219,721                148,826
------------------------------------------------------------------------ -------------------- ------------------

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S. dollars, except share data) (Information as at September 30, 2000 and for the Three and Nine Month Periods
                Ended September 30, 2000 and 1999 is unaudited)

1.       Basis of Presentation

         The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the nine month period ended December 31, 1999. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three and nine month periods ended September 30, 2000 are not necessarily indicative of those for a full fiscal year.

2.       Marketable Securities

         The Company's investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity.

3.       Cash Flows

         Cash  interest  paid during the nine month periods ended  September 30,
         2000 and  1999  totalled  approximately  $62,004,000   and $57,087,000,
         respectively.

4.       Income Taxes

         The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company's Australian ship-owning subsidiaries are subject to income taxes (see Note 8). The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, " Accounting for Income Taxes".

5.       Long-Term Debt


                                                     September 30,  December 31,
                                                         2000           1999
                                                          $              $
                                                     ---------------------------

         Revolving Credit Facilities................   525,000         634,000
         First Preferred Ship Mortgage Notes (8.32%)
           due through 2008..........................  189,274         225,000

         Term Loans due through 2009 ..................208,683         226,167
                                                       -------       ---------
                                                       922,957       1,085,167
         Less current portion.......................... 83,861          66,557
                                                       -------       ---------
                                                       839,096       1,018,610
                                                       =======       =========

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S. dollars, except share data) (Information as at September 30, 2000 and for the Three and Nine Month Periods
                Ended September 30, 2000 and 1999 is unaudited)

The Company has two long-term Revolving Credit Facilities (the "Revolvers") available which, as at September 30, 2000, provided for borrowings of up to $620.0 million. Interest payments are based on LIBOR (September 30, 2000: 6.8%; December 31, 1999: 6.0%) plus a margin depending on the financial leverage of the Company; at September 30, 2000 the margins ranged between 0.5% and 0.85% (December 31, 1999: 0.6% and 0.9%). The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The Revolvers are collateralized by first priority mortgages granted on forty of the Company's Aframax tankers and oil/bulk/ore carriers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolvers.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of the Company that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at September 30, 2000, the fair value of these net assets approximated $221.5 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

Condensed financial information regarding the Company, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

The Company has several term loans outstanding, which, as at September 30, 2000, totalled $208.7 million. Interest payments are based on LIBOR plus a margin. At September 30, 2000, the margins ranged between 0.55% and 1.25%. The term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from the Company.

As at September 30, 2000, the Company was committed to a series of interest rate swap agreements whereby $100.0 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 1.73 years, expiring between December 2001 and December 2002. These agreements effectively change the Company's interest rate exposure on $100.0 million of debt from a floating LIBOR rate to an average fixed rate of 6.7%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

6.       Capital Stock

           Authorized
            25,000,000         Preferred Stock with a par value of $1 per share
           725,000,000         Common Stock with a par value of $0.001 per share

         --------------------------------------- ---------------- --------------- ------------- -------------
                                                     Common         Thousands      Preferred     Thousands
         Issued and outstanding                       Stock         of shares        Stock       of shares
                                                        $                              $
         --------------------------------------- ---------------- --------------- ------------- -------------
         Balance December 31, 1999                     427,937         38,064          -             -
         Reinvested dividends                               20              1          -             -
         Exercise of stock options                      20,710            893          -             -
         --------------------------------------- ---------------- --------------- ------------- -------------
         Balance September 30, 2000                    448,667         38,958          -             -
         --------------------------------------- ---------------- --------------- ------------- -------------


                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S. dollars, except share data)
     (Information  as at  September  30,  2000 and for the Three and Nine  Month
             Periods Ended September 30, 2000 and 1999 is unaudited)

         As at September 30, 2000, the Company had reserved 6,299,000 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at September 30, 2000, options to purchase a total of 3,052,000 shares of the Company's Common Stock were outstanding, of which 1,644,000 options were then exercisable at prices ranging from $16.875 to $33.50 per share. The remaining outstanding options have exercise prices ranging from $16.875 to $33.50 per share. All outstanding options expire between July 19, 2005 and March 6, 2010, ten years after the date of each respective grant.

         The Company's basic earnings per share is based upon the following weighted average number of common shares outstanding: 38,549,937 shares and 38,276,111 shares for the three and nine month periods ended September 30, 2000; and 38,063,639 shares and 34,256,746 shares for the three and nine month periods ended September 30, 1999. Diluted earnings per share is based upon the following weighted average number of common shares outstanding: 39,983,038 shares and 39,156,229 shares for the three and nine month periods ended September 30, 2000; and 38,063,639 shares and 34,257,646 shares for the three and nine month periods ended September 30, 1999.

7.       Commitments and Contingencies

         The Company has guaranteed 50% of the outstanding mortgage debt in Soponata-Teekay Limited, a joint venture company, totalling $27.5 million as at September 30, 2000. The Company has a 50% interest in the joint venture company which owns three vessels (one Aframax and two Suezmax tankers).

         The Company has guaranteed its share of committed, uncalled capital in certain limited partnerships which own two of the Company's oil/bulk/ore carriers, totalling $1.7 million as at September 30, 2000.

         As at September 30, 2000, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese yen 100 million, Singapore dollars 3.9 million and Norwegian kroner 12.3 million for U.S. dollars, at an average rate of Japanese yen 105.8 per U.S. dollar, Singapore dollar 1.71 per U.S. dollar and Norwegian kroner
         8.18 per U.S. dollar, respectively, for the purpose of hedging accounts payable and accrued liabilities.

8.       Other Income (Loss)

                                                           Three Months Ended                Nine Months Ended
                                                       September 30,  September 30,   September 30,     September 30,
                                                          2000            1999             2000             1999
                                                            $               $               $                 $
                                                     ---------------- -------------- ----------------- ----------------
         Loss on disposition of assets...............          -               -         (1,004)                -
         Equity income from joint venture............      3,282               -          5,294                 -
         Future income taxes.........................      (500)            (500)        (1,500)           (1,500)
         Miscellaneous...............................    (1,522)          (1,163)        (1,837)           (2,592)
                                                         -------          -------        -------           -------
                                                            1,260         (1,663)           953            (4,092)
                                                          =======         =======        =======           =======

9.       Acquisition of Bona Shipholding Ltd.

         On June 11, 1999, Teekay purchased Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of Teekay's Common Stock. Bona's operating results are reflected in these financial statements commencing the effective date of the acquisition.

10.      Recent Accounting Pronouncements

         FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FASB Statements No. 137 and 138, is effective for fiscal periods beginning after June 15, 2000. This statement requires recording all derivative instruments as assets or liabilities measured at fair value. Management has not determined the impact, if any, that the adoption of the new statements will have on the consolidated results of operations or financial position of the Company.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                   (unaudited)

                                                                      SCHEDULE A

                                                               Three Months Ended September 30, 2000
                                           -------------------------------------------------------------------------------
                                                            8.32% Notes                                       Teekay
                                               Teekay        Guarantor     Non-Guarantor                  Shipping Corp.
                                           Shipping Corp.   Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $              $               $              $               $
                                           -------------------------------------------------------------------------------
Net voyage revenues                                   -        8,492           210,451       (44,048)         174,895
Operating expenses                                   56        7,657           110,608       (38,763)          79,558
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations             (56)         835            99,843        (5,285)          95,337
Net interest expense                             (3,643)           -           (12,101)           (1)         (15,745)
Equity in net income of subsidiaries             84,551            -                 -       (84,551)               -
Other income                                          -            -             1,259             1            1,260
                                           -------------------------------------------------------------------------------
Net income                                       80,852          835            89,001       (89,836)          80,852
Retained earnings (deficit), beginning of
the period                                      454,416      (26,773)          456,151      (429,378)         454,416
Dividends declared                               (8,210)           -                 -             -           (8,210)
                                           ===============================================================================
Retained earnings (deficit), end of the
period                                          527,058      (25,938)          545,152      (519,214)         527,058
                                           ===============================================================================



                                                               Three Months Ended September 30, 1999
                                           -------------------------------------------------------------------------------
                                                            8.32% Notes                                       Teekay
                                               Teekay        Guarantor     Non-Guarantor                  Shipping Corp.
                                           Shipping Corp.   Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $              $               $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                   -        9,397           120,140       (41,743)          87,794
Operating expenses                                  180        8,180           114,325       (41,743)          80,942
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations            (180)       1,217             5,815             -            6,852
Net interest income (expense)                    (4,823)          49            (9,081)          (59)         (13,914)
Equity in net income (loss) of
subsidiaries                                     (3,722)           -                 -         3,722                -
Other income (loss)                                   -            -             4,790        (6,453)          (1,663)
                                           -------------------------------------------------------------------------------
Net income (loss)                                (8,725)       1,266             1,524        (2,790)          (8,725)
Retained earnings (deficit), beginning of
the period                                      440,825      (32,217)          369,869      (337,652)         440,825
Dividends declared                               (8,184)           -                 -             -           (8,184)
                                           ===============================================================================
Retained earnings (deficit), end of the
period                                          423,916      (30,951)          371,393      (340,442)         423,916
                                           ===============================================================================

  (See Note 5)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                   (unaudited)

                                                                      SCHEDULE A

                                                                 Nine Months Ended September 30, 2000
                                              ---------------------------------------------------------------------------
                                                 Teekay      8.32% Notes                                     Teekay
                                                 Shipping     Guarantor    Non-Guarantor                  Shipping Corp.
                                                  Corp.      Subsidiaries   Subsidiaries    Eliminations  & Subsidiaries
                                                    $             $              $              $               $
                                              ---------------------------------------------------------------------------

Net voyage revenues                                    -       26,372          542,255      (131,045)         437,582
Operating expenses                                   323       23,406          332,416      (112,768)         243,377
                                              ---------------------------------------------------------------------------
   Income (loss) from vessel operations             (323)       2,966          209,839       (18,277)         194,205
Net interest income (expense)                    (13,342)          46          (34,324)            -          (47,620)
Equity in net income of subsidiaries             160,517            -                -      (160,517)               -
Other income                                         686            -              267             -              953
                                              ---------------------------------------------------------------------------
Net income                                       147,538        3,012          175,782      (178,794)         147,538
Retained earnings (deficit), beginning of
the period                                       404,130      (28,950)         369,370      (340,420)         404,130
Dividends declared                               (24,610)           -                -             -          (24,610)
                                              ===========================================================================
Retained earnings (deficit), end of the
period                                           527,058      (25,938)         545,152      (519,214)         527,058
                                              ===========================================================================







                                                                 Nine Months Ended September 30, 1999
                                              ---------------------------------------------------------------------------
                                                 Teekay       8.32% Notes                                     Teekay
                                                 Shipping     Guarantor      Non-Guarantor                 Shipping Corp.
                                                 Corp.        Subsidiaries   Subsidiaries    Eliminations  & Subsidiaries
                                                    $             $              $              $               $
                                              ---------------------------------------------------------------------------

Net voyage revenues                                    -       28,295          331,846      (131,430)         228,711
Operating expenses                                   397       25,606          304,738      (131,430)         199,311
                                              ---------------------------------------------------------------------------
   Income (loss) from vessel operations             (397)       2,689           27,108             -           29,400
Net interest income (expense)                    (14,346)          78          (17,161)            -          (31,429)
Equity in net income of subsidiaries               8,622            -                -        (8,622)               -
Other income (loss)                                    -            -           15,129       (19,221)          (4,092)
                                              ---------------------------------------------------------------------------
Net income (loss)                                 (6,121)       2,767           25,076       (27,843)          (6,121)
Retained earnings (deficit), beginning of
the period                                       451,829      (33,718)         346,317      (312,599)         451,829
Dividends declared                               (21,792)           -                -             -          (21,792)
                                              ===========================================================================
Retained earnings (deficit), end of the
period                                           423,916      (30,951)         371,393      (340,442)         423,916
                                              ===========================================================================

  (See Note 5)


                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                   (unaudited)

                                                                      SCHEDULE A

                                                                      As at September 30, 2000
                                          ---------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                          Teekay Shipping    Guarantor    Non-Guarantor                    Shipping Corp.
                                               Corp.       Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                 $               $              $                $               $

                                          ---------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                          508               -         219,213               -           219,721
Other current assets                                45             700         177,938         (96,000)           82,683
                                          ---------------------------------------------------------------------------------
     Total current assets                          553             700         397,151         (96,000)          302,404
Vessels and equipment (net)                          -         283,337       1,338,232               -         1,621,569
Advances due from subsidiaries                  62,290               -               -         (62,290)                -
Other assets (principally marketable
securities                                   1,103,156               -          32,525      (1,103,156)           32,525
     and investments in subsidiaries)
Investment in joint venture                          -               -          21,667               -            21,667
                                          ---------------------------------------------------------------------------------
                                             1,165,999         284,037       1,789,575      (1,261,446)        1,978,165
                                          =================================================================================
LIABILITIES & STOCKHOLDERS'
EQUITY
Current liabilities                              1,000           2,243         244,006         (96,000)          151,249
Long-term debt                                 189,274               -         658,117               -           847,391
Due to (from) affiliates                             -         (61,598)        195,791        (134,193)                -
                                          ---------------------------------------------------------------------------------
     Total liabilities                         190,274         (59,355)      1,097,914        (230,193)          998,640
                                          ---------------------------------------------------------------------------------
Minority interest                                    -               -           3,800               -             3,800
Stockholders' Equity
Capital Stock                                  448,667              23           5,943          (5,966)          448,667
Contributed capital                                  -         369,307         136,766        (506,073)                -
Retained earnings (deficit)                    527,058         (25,938)        545,152        (519,214)          527,058
                                          ---------------------------------------------------------------------------------
     Total stockholders' equity                975,725         343,392         687,861      (1,031,253)          975,725
                                          ---------------------------------------------------------------------------------
                                             1,165,999         284,037       1,789,575      (1,261,446)        1,978,165
                                          =================================================================================



                                                                      As at December 31, 1999
                                          ---------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                          Teekay Shipping    Guarantor    Non-Guarantor                    Shipping Corp.
                                               Corp.       Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                 $               $              $                $               $
                                          ---------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                          210          39,652         180,465               -           220,327
Other current assets                                42             582         162,084        (102,376)           60,332
                                          ---------------------------------------------------------------------------------
     Total current assets                          252          40,234         342,549        (102,376)          280,659
Vessels and equipment (net)                          -         294,800       1,371,955               -         1,666,755
Advances due from subsidiaries                 121,415               -               -        (121,415)                -
Other assets (principally marketable
securities                                     943,389               -          15,873        (943,394)           15,868
     and investments in subsidiaries)
Investment in joint venture                          -               -          19,402               -            19,402
                                          ---------------------------------------------------------------------------------
                                             1,065,056         335,034       1,749,779      (1,167,185)        1,982,684
                                          =================================================================================
LIABILITIES & STOCKHOLDERS'
EQUITY
Current liabilities                              7,989             991         227,331        (109,808)          126,503
Long-term debt                                 225,000               -         797,010               -         1,022,010
Due to (from) affiliates                             -          (6,337)        211,255        (204,918)                -
                                          ---------------------------------------------------------------------------------
     Total liabilities                         232,989          (5,346)      1,235,596        (314,726)        1,148,513
                                          ---------------------------------------------------------------------------------
Minority interest                                    -               -           2,104               -             2,104
Stockholders' Equity
Capital Stock                                  427,937              23           5,943          (5,966)          427,937
Contributed capital                                  -         369,307         136,766        (506,073)                -
Retained earnings (deficit)                    404,130         (28,950)        369,370        (340,420)          404,130
                                          ---------------------------------------------------------------------------------
     Total stockholders' equity                832,067         340,380         512,079        (852,459)          832,067
                                          ---------------------------------------------------------------------------------
                                             1,065,056         335,034       1,749,779      (1,167,185)        1,982,684
                                          =================================================================================


                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)
                                   (unaudited)
                                                                      SCHEDULE A

                                                                       Nine Months Ended September 30, 2000
                                                     -------------------------------------------------------------------------
                                                        Teekay        8.32% Notes       Non-                       Teekay
                                                       Shipping        Guarantor      Guarantor                  Shipping Corp.
                                                         Corp.        Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                          $                $               $             $             $
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from operating activities            (19,221)        16,157         212,417                -   209,353
                                                     -------------- --------------- ------------- ------------ ---------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                  -              -          11,000                -    11,000
Repayments of long-term debt                                  -              -         (27,484)               -   (27,484)
Prepayments of long-term debt                           (35,726)             -        (110,000)               -  (145,726)
Other                                                    55,245        (55,261)           (469)               -      (485)
                                                     -------------- --------------- ------------- ------------ ---------------
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from financing activities             19,519        (55,261)       (126,953)               -  (162,695)
                                                     -------------- --------------- ------------- ------------ ---------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                        -           (548)        (43,282)               -   (43,830)
Proceeds from disposition of assets                           -              -           9,713                -     9,713
Acquisition costs related to purchase of Bona                                                                 -
Shipholding  Ltd.                                             -              -          (2,247)                    (2,247)
Other                                                         -              -         (10,900)               -   (10,900)
                                                     -------------- --------------- ------------- ------------ ---------------
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from investing activities                  -           (548)        (46,716)               -   (47,264)
                                                     -------------- --------------- ------------- ------------ ---------------
Increase (decrease) in cash and cash equivalents            298        (39,652)         38,748                -      (606)
Cash and cash equivalents, beginning of the period          210         39,652         180,465                -   220,327
                                                     ============== =============== ============= ============ ===============
Cash and cash equivalents, end of the period                508              -         219,213                -   219,721
                                                     ============== =============== ============= ============ ===============






                                                                       Nine Months Ended September 30, 1999
                                                     -------------------------------------------------------------------------
                                                     -------------- --------------- ------------- ------------ ---------------
                                                        Teekay       8.32% Notes       Non-                        Teekay
                                                       Shipping       Guarantor      Guarantor                 Shipping Corp.
                                                         Corp.       Subsidiaries   Subsidiaries  Eliminations & Subsidiaries
                                                           $               $              $             $             $
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from operating activities            (19,164)        16,849          61,011                -    58,696
                                                     -------------- --------------- ------------- ------------ ---------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                  -              -          50,000                -    50,000
Repayments of long-term debt                                  -              -         (16,586)               -   (16,586)
Prepayments of long-term debt                                 -              -         (10,000)                   (10,000)
Other                                                   (26,061)        (9,286)         12,971                -   (22,376)
                                                     -------------- --------------- ------------- ------------ ---------------

     Net cash flow from financing activities            (26,061)        (9,286)         36,385                -     1,038
                                                     -------------- --------------- ------------- ------------ ---------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                        -            (74)        (43,539)               -   (43,613)
Net cash acquired through purchase of Bona                                                                    -
   Shipholding Ltd.                                      45,543              -               -                     45,543
Other                                                         -              -          21,029                -    21,029
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from investing activities             45,543            (74)        (22,510)               -    22,959
                                                     -------------- --------------- ------------- ------------ ---------------
Increase in cash and cash equivalents                       318          7,489          74,886                -    82,693
Cash and cash equivalents, beginning of the period            3         27,345          38,785                -    66,133
                                                     ============== =============== ============= ============ ===============
Cash and cash equivalents, end of the period                321         34,834         113,671                -   148,826
                                                     ============== =============== ============= ============ ===============

  (See Note 5)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                               SEPTEMBER 30, 2000
                         PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Teekay Shipping Corporation (the "Company") changed its fiscal year end from March 31 to December 31, commencing December 31, 1999, in order to facilitate comparison of its operating results to those of other companies in the transportation industry.

RESULTS OF OPERATIONS

General

The Company is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies. The Company's fleet consists of 74 vessels (including four vessels time-chartered-in and three vessels owned by a joint venture), for a total cargo-carrying capacity of approximately 7.4 million tonnes.

During the nine months ended September 30, 2000, approximately 65% of the Company's net voyage revenue was derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment: time-charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a given period of time. In the nine months ended September 30, 2000, approximately 14% of net voyage revenues were generated by time-charters and COAs priced on a spot market basis. In aggregate, approximately 79% of the Company's net voyage revenues during the nine months ended September 30, 2000 were derived from spot voyages or time-charters and COAs priced on a spot market basis, with the remaining 21% being derived from fixed-rate time charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

In December 1997, the Company acquired two vessels and related shore support services from an Australian affiliate of Caltex Petroleum. These two tankers, together with one of the Company's existing Aframax tankers, have been time-chartered to the Caltex affiliate in connection with the Company's provision of Caltex's oil transportation requirements formerly provided by that affiliate. In addition, the Company has converted one of its existing vessels to a floating storage and off-loading vessel, which is sharing crews with the vessels employed in the Caltex arrangement (together with the other three vessels involved in this arrangement, the "Australian Vessels"). Vessel operating expenses for the Australian Vessels are substantially higher than those for the rest of the Company's fleet, primarily as a result of higher costs associated with employing an Australian crew. The time-charter rates (as defined below) for the Australian Vessels are correspondingly higher to compensate for these increased costs. During the nine months ended September 30, 2000, the Australian Vessels earned net voyage revenues of $26.1 million and an average TCE rate of $23,856, and incurred vessel operating expenses of $8.6 million, or $7,808 on a per ship per day basis. In comparison, during the nine months ended September 30, 1999, the Australian Vessels earned net voyage revenues of $27.6 million and an average TCE rate of $25,284, and incurred vessel operating expenses of $10.3 million, or $9,390 on a per ship per day basis. The results of the Australian Vessels are included in the Company's Consolidated Financial Statements included herein.

Acquisition of Bona Shipholding Ltd.

On June 11, 1999, the Company acquired Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of the Company's common stock. Bona was the third largest operator of medium-size tankers, controlling a fleet of vessels consisting of fifteen Aframax tankers, eight oil/bulk/ore carriers and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Through this acquisition, the Company has combined Bona's market strength in the Atlantic region with the Company's franchise in the Indo-Pacific Basin.

The acquisition of Bona has been accounted for using the purchase method of accounting. Bona's operating results are reflected in the Company's financial statements commencing June 11, 1999.

Historically, the Company has depreciated its vessels for accounting purposes over an economic life of 20 years down to estimated residual values. Bona depreciated its vessels over an economic life of 25 years down to estimated scrap values, the method used by the majority of companies in the shipping industry. Effective April 1, 1999, the Company revised the estimated useful life of its vessels to 25 years and also replaced the estimated residual values with estimated scrap values. Since such changes, the Company's average depreciation expense per vessel has decreased from historical levels.

As a result of the Bona acquisition, the Company's general and administrative expenses, while remaining relatively stable on a per vessel basis during the first few fiscal quarters of combined operations, have began to decline on a per vessel basis as efficiencies are obtained from the integration of the two companies' operations. The Company's interest expense has increased as a result of debt that was assumed as part of the acquisition.

All oil/bulk/ore carriers ("O/B/Os") owned by Bona have been operated through an O/B/O pool managed by a subsidiary of Bona. Net voyage revenues from the O/B/O pool are currently included on a 100% basis in the Company's consolidated financial statements. Where the Company owns less than 50% of a vessel, the minority participants' share of the O/B/O pool is reflected as a time charter hire expense. The Company anticipates that these O/B/Os will earn lower average TCE rates than the rest of the Teekay fleet as these vessels command lower rates than modern Aframax tankers under typical market conditions, which reflects the lower capital cost of these vessels.

Results of Operations

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time- charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

Quarter Ended September 30, 2000 versus Quarter Ended September 30, 1999

Aframax TCE rates continued to strengthen in the third quarter of 2000 due to increased demand for modern tankers, arising from increased oil production and age discrimination by charterers. TCE rates are dependent on oil production levels, oil consumption growth, the number of vessels scrapped and charterers' preference for modern tankers. As a result of the Company's dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company's revenues and earnings.

The Company's net income was $80.9 million in the quarter ended September 30, 2000 compared to a net loss of $8.7 million in the quarter ended September 30, 1999, due mainly to the improvement in Aframax TCE rates.


Income from Vessel Operations

The Company's average fleet size in the quarter ended September 30, 2000 was unchanged from that of the same quarter one year ago.

Net voyage revenues increased 99.2% to $174.9 million in the current quarter compared to a $87.8 million for the same quarter last year. This is the result of a 95.1% increase in the Company's average TCE rate in the current quarter to $27,331 from $14,008 in the same quarter last year.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, decreased 14.1% to $31.2 million in the quarter ended September 30, 2000 from $36.3 million in the quarter ended September 30, 1999, mainly as a result of operating expense synergies arising from the Bona acquisition and lower operating expenses for the Australian fleet.

Time-charter hire expense increased to $14.2 million in the quarter ended September 30, 2000, from $10.8 million in the quarter ended September 30, 1999, primarily due to an increase in TCE rates for the O/B/O pool. The minority pool participants' share of net voyage revenues which is reflected as time-charter hire expense was $7.7 million for the quarter ended September 30, 2000, compared to $4.8 million in the same quarter last year. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was four in the quarters ended September 30, 1999 and 2000.

Depreciation and amortization expense increased 4.0% to $25.2 million in the current quarter from $24.3 million in the same quarter last year, mainly due to an increase in drydock amortization expense of $2.4 million in the quarter ended September 30, 2000, compared to $1.8 million in the quarter ended September 30, 1999.

General and administrative expenses decreased 7.1% to $8.9 million in the current quarter from $9.6 million in the same quarter last year, primarily as a result of overhead cost synergies from the Bona acquisition.

Other Items

Interest expense increased 12.8% to $18.0 million in the current quarter from $16.0 million in the same quarter last year, reflecting higher interest rates. Interest income was $2.3 million in the current quarter as compared to $2.1 million in the same quarter last year, representing an increase of 10.6%, as a result of increased interest rates and higher cash and marketable securities balances.

Nine Months Ended September 30, 2000 versus Nine Months Ended September 30, 1999

Net income for the nine months ended September 30, 2000 was $147.5 million compared to a net loss of $6.1 million for the same period last year. The results for the current period included a loss of $1.0 million on asset sales. There were no asset sales in the previous period.

Income from Vessel Operations

The Company's average fleet size was 25.8% greater in the nine months ended September 30, 2000 compared to the same period one year ago, due mainly to the acquisition of Bona.

Net voyage revenues increased 91.3% to $437.6 million in the current period compared to $228.7 million for the same period last year. This is a result of the increase in fleet size and a 46.7% increase in the Company's average TCE rate in the current period to $22,969 from $15,652 in the same period last year.

Vessel operating expenses increased 23.0% to $100.7 million in the nine months ended September 30, 2000 from $81.8 million in the nine months ended September 30, 1999, primarily as a result of the increase in fleet size.

Time-charter hire expense increased to $40.3 million in the nine months ended September 30, 2000, up from $27.4 million in the nine months ended September 30, 1999, primarily due to the Bona acquisition. The minority pool participants' share of net voyage revenues which is reflected as time-charter hire expense was $18.9 million for the nine months ended September 30, 2000, compared to $5.7 million in the same period last year. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was five in the nine months ended September 30, 2000 compared to four in the nine months ended September 30, 1999.

Depreciation and amortization expense increased 13.6% to $74.9 million in the current period from $66.0 million in the same period last year, reflecting the increase in fleet size arising from the acquisition of Bona, partially offset by the change in estimated useful life of the vessels from 20 to 25 years, effective April 1, 1999. Depreciation and amortization expense included amortization of drydocking costs of $6.7 million in the nine months ended September 30, 2000, compared to $5.9 million in the nine months ended September 30, 1999.

General and administrative expenses rose 14.2% to $27.5 million in the current period from $24.1 million in the same period last year, primarily as a result of the acquisition of Bona, partially offset by overhead cost synergies related to the acquisition.

Other Items

Interest expense increased 57.0% to $57.3 million in the current period from $36.5 million in the same period last year, reflecting higher interest rates and the additional debt assumed as part of the Bona acquisition. Interest income was $9.7 million in the nine months ended September 30, 2000 as compared to $5.0 million in the same period last year, representing an increase of 91.5% as a result of increased interest rates and higher cash and marketable securities balances.

The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day. To facilitate comparison to the prior periods' results, the figures in the table below include or exclude the results from the Company's Australian Vessels and O/B/Os acquired as part of the Bona acquisition as indicated:


------------------------------------------------------- -------------------------------- ------------------------------
                                                               Three Months Ended             Nine Months Ended
                                                                 September 30                    September 30
                                                             2000             1999            2000            1999
------------------------------------------------------- -- ----------- --- ------------- -- ----------- -- ------------
International Fleet (excluding ex-Bona O/B/Os and
   Australian crewed vessels):
Average number of ships                                          58              58               59             50
Total calendar ship-days                                      5,380           5,371           16,281         13,516
Revenue-generating ship-days (A)                              5,205           5,092           15,583         12,699
Net voyage revenue before commissions(B) (000's)        $   152,574    $     67,540      $   373,197    $   190,330
------------------------------------------------------- -- ----------- --- ------------- --                ------------
TCE (B/A)                                               $    29,313    $     13,264      $    23,949    $    14,988
------------------------------------------------------- -- ----------- --- ------------- -- ----------- -- ------------
Operating results per calendar ship-day:
    Net voyage revenue                                 $     27,525    $     12,177      $    22,241    $    13,719
    Vessel operating expense                                  5,259           5,577            5,285          5,363
    General and administrative expense                        1,377           1,485            1,406          1,554
    Drydocking expense                                          442             408              420            494
------------------------------------------------------- -- ----------- --- ------------- -- ----------- -- ------------
   Operating cash flow per calendar ship-day            $    20,447    $      4,707      $    15,130    $     6,308
------------------------------------------------------- -- ----------- --- ------------- -- ----------- -- ------------

Australian Vessels:
    Operating cash flow per calendar ship-day           $    14,976    $     14,297      $    14,293    $    14,326
------------------------------------------------------- -- ----------- --- ------------- -- ----------- -- ------------

Total Fleet (including ex-Bona O/B/Os and Australian
   crewed vessels):
   Operating cash flow per calendar ship-day            $    18,690    $      5,130      $    14,042    $     6,678
------------------------------------------------------- -- ----------- --- ------------- -- ----------- -- ------------

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2000, the Company's total liquidity, which includes cash, marketable securities and undrawn borrowings, was $331.8 million, up from $237.4 million as at December 31, 1999, mainly as a result of an increase in net cash flow from operating activities due to higher TCE rates.

Net cash flow from operating activities increased to $209.4 million in the nine months ended September 30, 2000 from $58.7 million in the same period one year ago, mainly reflecting the increase in TCE rates and increased fleet size as a result of the Bona acquisition.

The Company's scheduled debt repayments were $27.5 million during the nine months ended September 30, 2000, compared to $16.6 million in the same period last year. Debt prepayments during the nine months ended September 30, 2000 totalled $145.7 million, of which $35.7 million was used for the repurchase of the Company's 8.32% Notes and the balance of $110.0 million was used to reduce the Company's Revolvers. Debt prepayments during the same period last year totalled $10.0 million.

During the nine months ended September 30, 2000, the Company incurred capital expenditures for vessels and equipment of $35.7 million, consisting mainly of the purchase of a modern second-hand Aframax tanker. Cash expenditures for drydocking were $8.1 million in the nine months ended September 30, 2000 compared to $3.7 million over the same period one year ago.

Dividends declared during the nine months ended September 30, 2000 were $24.6 million, or 64.5 cents per share.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

YEAR 2000 COMPLIANCE

The Company relies on computer systems, software, databases, third party electronic data interchange interfaces and embedded processors to operate its business. The Company successfully implemented a program to systematically address the Year 2000 problem. The Company was Year 2000 compliant prior to the rollover to the Year 2000. The Company will continue to monitor electronic date recognition issues.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended September 30, 2000 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: TCE rates in the near-term; supply and demand for tankers; supply and demand for oil; and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; charterers' preference for modern tankers; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company's dependence on spot oil voyages; competitive factors in the markets in which the Company operates; changes in environmental and applicable industry regulations; changes in tax laws; the Company's potential inability to achieve and manage growth; risks associated with operations outside the United States; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures; and other factors detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                               SEPTEMBER 30, 2000
                         PART I - FINANCIAL INFORMATION

ITEM 3 -          MARKET RATE RISKS

The Company is exposed to market risk from foreign currency and changes in interest rate fluctuations. The Company uses interest rate swaps and forward foreign currency contracts to manage these risks, but does not use financial instruments for trading or speculative purposes.

Interest Rate Risk

The Company invests its cash and marketable securities in financial instruments with maturities of less than three months within the parameters of its investment policy and guidelines.

The Company uses interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

Foreign Exchange Rate Risk

The international tanker industry's functional currency is the U.S. dollar. Virtually all of the Company's revenues and most of its operating costs are in U.S. dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese yen, Singapore dollars, Canadian dollars, Australian dollars and Norwegian kroner. During the nine months ended September 30, 2000, approximately 20% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.

                                             Contract                Carrying Amount                   Fair
(in USD 000's)                                Amount             Asset           Liability             Value
---------------------------------------- ------------------ ---------------- ------------------ --------------------
September 30, 2000
FX Forward Contracts                      $       4,719       $        -        $        -           $       (186)
Interest Rate Swap Agreements                   100,000                -                 -                   (109)
Debt                                            922,957                -           922,957                915,386

December 31, 1999
FX Forward Contracts                      $       4,448       $        -         $       -           $        (20)
Interest Rate Swap Agreements                   200,000                -                 -                  4,488
Debt                                          1,085,167                -          1,085,167             1,060,417
---------------------------------------- ------------------ ---------------- ------------------ --------------------

Inflation

Although inflation has had a moderate impact on operating, drydocking and corporate overhead expenses, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                               SEPTEMBER 30, 2000
                           PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

         None

Item 2 - Changes in Securities

         None

Item 3 - Defaults Upon Senior Securities

         None

Item 4 - Submission of Matters to a Vote of Security Holders

         None

Item 5 - Other Information

         None

Item 6 - Exhibits and Reports on Form 6-K

a.                Exhibits
                  27.1 Financial Data Schedule

b.       Reports on Form 6-K
          (i) On September 11, 2000, the Company filed a report on Form 6-K with respect to its Rights Agreement.


THIS  REPORT  ON  FORM  6-K  IS  HEREBY   INCORPORATED  BY  REFERENCE  INTO  THE
REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TEEKAY SHIPPING CORPORATION




Date:    November 14, 2000            By:      /s/ Peter S. Antturi
                                               ---------------------
                                      Peter S. Antturi
                                      Vice President and Chief Financial Officer